PARSONS/BURNETT/BJORDAHL LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (703-813-6963)

January 5, 2009

John Reynolds

Assistant Director

Division of Corporation Finance

Office of Beverages, Apparel and Health Services

U.S. Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:

Lone Mountain Mines, Inc.

Form S-1

Filed December 19, 2008

File 333-156330

Dear Mr. Reynolds:

This letter is in response to your comment letter dated December 31, 2008, with regard to the Form S-1 filing of Lone Mountain Mines, Inc., a Nevada corporation (“Lone Mountains” or the "Company") filed on December 19, 2008.

Form S-1 filed December 19, 2008

Financial Statements, page 48

1.

Financial statements have been relocated to according to the instructions on Form S-1, Item 11, paragraph (e).

Signatures

2.

The amended S1 has been signed by the principal accounting officer.

General

3.

The Company has responded to the letter from SEC staff dated December 23, 2008, and will respond quickly to any further comments.

Suite 2070 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

January 5, 2009

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Lone Mountain in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours.

PARSONS/BURNETT/BJORDAHL, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs

Suite 2070 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8568  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane